Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated 18 December 2018, related to the consolidated financial statements of Sky plc as of and for the year ended June 30, 2018 (which report expresses a qualified opinion relating to the lack of presentation of comparative information for the preceding period and includes an emphasis-of-matter paragraph relating to the use of a basis of accounting different from accounting principles generally accepted in the United States of America), incorporated by reference in the prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such prospectus.

/s/ DELOITTE LLP

London, United Kingdom

1 August 2019